                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Members of NEW YORK-NEW YORK Hotel & Casino, LLC:

We have audited the accompanying balance sheets of NEW YORK-NEW YORK Hotel & Casino, LLC, (a Nevada limited liability company in the development stage), (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, changes in members' equity and cash flows for each of the two years in the period ended December 31, 1996 and for the period from inception (December 23, 1994) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEW YORK-NEW YORK Hotel & Casino, LLC as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996 and for the period from inception through December 31, 1996, in conformity with generally accepted accounting principles.






                                                 Arthur Andersen LLP

Las Vegas, Nevada
January 29, 1997

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                                BALANCE SHEETS
                                    ASSETS
                                (in Thousands)



                                                      December 31,
                                                1996               1995
                                              ________          ________


CURRENT ASSETS:
   Cash and cash equivalents                  $  6,104          $    504
   Restricted cash                              10,868               -
   Accounts receivable                             370                30
   Advance deposits                              2,207               -
   Prepaid expenses                              1,890               -
   Inventories                                     350                46
                                              ________          ________
Total current assets                            21,789               580
                                              ________          ________

PROPERTY AND EQUIPMENT:
   Land                                         49,563            49,474
   Buildings, fixtures and equipment           380,989               -
   Construction in progress                        -             107,017
                                              ________          ________
Total property and equipment                   430,552           156,491
                                              ________          ________

OTHER ASSETS:
   Pre-opening expenses                            -                 786
   Other assets, net                             4,750             3,680
                                              ________          ________
Total other assets                               4,750             4,466
                                              ________          ________
TOTAL ASSETS                                  $457,091          $161,537
                                              ========          ========














The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                                BALANCE SHEETS
                        LIABILITIES AND MEMBERS' EQUITY
                                (in Thousands)



                                                      December 31,
                                                1996               1995
                                              ________          ________


CURRENT LIABILITIES:
   Current portion of capital lease           $    172          $    -
   Accounts payable                             12,683               187
   Accounts payable accrued                     10,231               -
   Construction payables                        12,625            14,990
   Retention payable                            14,596             3,747
   Other accrued liabilities                     9,291             1,265
                                              ________          ________
Total current liabilities                       59,598            20,189
                                              ________          ________

LONG-TERM DEBT:
   Long-term capital lease                         829               -
   Note payable                                285,000            59,001
                                              ________          ________
TOTAL LIABILITIES                              345,427            79,190
                                              ________          ________


MEMBERS' EQUITY:
   Member contributions                        127,400            82,400
   Deficit accumulated during the
     development stage                         (15,736)              (53)
                                              ________          ________
Total members' equity                          111,664            82,347
                                              ________          ________
TOTAL LIABILITIES AND MEMBERS' EQUITY         $457,091          $161,537
                                              ========          ========













The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                           STATEMENTS OF OPERATIONS
                                (in Thousands)

                                                                      For the
                                                                      Period
                                                                        From
                                                                      Inception
                                                                  (December 23,
                                            For the twelve months       1994)
                                               ended December 31,      through
                                              _________________________________
                                                                   December 31,
                                                1996        1995       1996
                                              ________    ________    ________

REVENUES                                      $    345    $    149    $    494
                                              ________    ________    ________

COSTS AND EXPENSES:
   Cost of sales                                   185          88         273
   Operating expenses                              228         393         621
   Pre-opening costs                            15,762         -        15,762
   Abandonment loss                                -           642         642
                                              ________    ________    ________
   Total costs and expenses                     16,175       1,123      17,298
                                              ________    ________    ________
OPERATING LOSS                                 (15,830)       (974)    (16,804)

OTHER INCOME (EXPENSE)
   Interest income, net                            147         921       1,068
                                              ________    ________    ________
NET LOSS                                      $(15,683)   $    (53)   $(15,736)
                                              ========    ========    ========



















The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                   STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                                (in Thousands)


                                                                      Deficit
                                                                    Accumulated
                                        MGM       PRMA               During the
                                       GRAND,   LAS VEGAS,          Development
                                        INC.       INC.     TOTAL      Stage
                                     ________   ________   ________   ________

INCEPTION, December 23, 1994         $    -     $    -     $    -     $    -
Members' contributions                 41,200     41,200     82,400        -
Net loss                                  (27)       (26)       (53)       (53)
                                     ________   ________   ________   ________

Balance, December 31, 1995             41,173     41,174     82,347        (53)
Members' contributions                 22,500     22,500     45,000        -
Net loss                               (7,841)    (7,842)   (15,683)   (15,683)
                                     ________   ________   ________   ________

Balance, December 31, 1996           $ 55,832   $ 55,832   $111,664   $(15,736)
                                     ========   ========   ========   ========





























The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                           STATEMENTS OF CASH FLOWS
                                (in Thousands)

                                                                      For the
                                                                      Period
                                                                        From
                                                                      Inception
                                                                  (December 23,
                                            For the twelve months       1994)
                                               ended December 31,      through
                                              _________________________________
                                                                   December 31,
                                                1996        1995       1996
                                              ________    ________    ________

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                   $(15,683)   $    (53)   $(15,736)
   Adjustments to reconcile net income to
     net cash provided by operating activities:
     Pre-opening expenses                       15,762         -        15,762
     Increase in accounts receivable              (340)        (30)       (370)
     Increase in advance deposits               (2,207)        -        (2,207)
     Increase in prepaid expenses               (1,890)        -        (1,890)
     Increase in inventories                      (304)        (46)       (350)
     Increase in accounts payable               12,496         187      12,683
     Increase in other accrued liabilities      18,257       1,265      19,522
                                              ________    ________    ________
Net cash provided by operating activities       26,091       1,323      27,414
                                              ________    ________    ________

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in property and equipment         (262,211)   (111,544)   (373,755)
   Increase in restricted cash                 (10,868)        -       (10,868)
   Increase in other assets                     (1,070)        -        (1,070)
   Increase in pre-opening expenses            (14,976)       (786)    (15,762)
   (Decrease) increase in construction
     payables                                   (2,365)     14,990      12,625
                                               ________    _______    ________
Net cash used in investing activities         (291,490)    (97,340)   (388,830)
                                              ________    ________    ________












The accompanying notes are an integral part of these financial statements.

                     NEW YORK-NEW YORK HOTEL & CASINO, LLC
                        (A Development Stage Company)
                           STATEMENTS OF CASH FLOWS
                                (in Thousands)

                                                                      For the
                                                                      Period
                                                                        From
                                                                      Inception
                                                                  (December 23,
                                            For the twelve months       1994)
                                               ended December 31,      through
                                              _________________________________
                                                                   December 31,
                                                1996        1995       1996
                                              ________    ________    ________

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt               $225,999    $ 59,001    $285,000
   Increase in deferred financing fees, net        -        (2,480)     (2,480)
   Members' contributions                       45,000      40,000      85,000
                                               _______    ________    ________
Net cash provided by
   financing activities                        270,999      96,521     367,520
                                               _______    ________    ________

Increase (decrease) in cash and
   cash equivalents                              5,600         504       6,104

Cash and cash equivalents, beginning of period     504         -           -
                                              ________    ________    ________

Cash and cash equivalents, end of period      $  6,104    $    504    $  6,104
                                              ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

   Cash paid for interest, net of
     amounts capitalized                      $    -      $    -      $    -

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:

   Capital lease for equipment                $  1,001    $    -      $  1,001
                                              ========    ========    ========
   Retention payable included in
     construction in progress                 $ 14,596    $  3,747    $ 18,343
                                              ========    ========    ========
   Contributed land, at fair market value     $   -       $ 41,200    $ 41,200
                                              ========    ========    ========
   Contributed intangible asset,
     at fair market value                     $   -       $  1,200    $  1,200
                                              ========    ========    ========

The accompanying notes are an integral part of these financial statements.

                     New York-New York Hotel & Casino, LLC
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS


1. Organization and Operations

MGM Grand, Inc. ("MGM"), a Delaware corporation, and PRMA Las Vegas, Inc. ("Primadonna"), a Nevada corporation, entered into an operating agreement (the "Agreement") dated December 23, 1994 (inception) to establish NEW YORK-NEW YORK Hotel & Casino, LLC, a Nevada limited liability company (the "Company"), doing business as NEW YORK-NEW YORK Hotel & Casino (the "Hotel-Casino"). The Agreement will expire on December 23, 2024. The purpose of the Company is to acquire certain unimproved property for development and operation of the Hotel-Casino which opened to the public January 3, 1997, at an approximate cost of $460,000,000. MGM contributed to the Company land with a fair market value of $41,200,000 to comprise its total initial equity investment. Primadonna contributed to the Company an intangible asset with a fair market value of $1,200,000 and cash of $40,000,000 for a total initial equity investment of $41,200,000. Each member contributed cash of $22,500,000 during fiscal year 1996. Each member has a 50% ownership interest in the Company. Profits and Losses (as defined), quarterly Net Cash Flow Payments (as defined), and additional capital contributions will be allocated to each member at their 50% ownership interest. MGM and Primadonna shall not be liable under a judgment, decree, order of any court or in any other manner, for a debt, obligation or liability of the Company, except as it relates to the Bank Credit Facility
(see Note 4).

Since the planned principal operations had not commenced as of December 31, 1996, the Company has accounted for its operations as a development stage company. There were no operations, nor members' equity contributions during the period from inception (December 23, 1994) through December 31, 1994. Comparative and cumulative information for 1994 is therefore not presented.

2. Summary of Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturates of three months or less.

c. Restricted Cash

Restricted cash represents amounts withdrawn against the Company's Bank Credit Facility (as defined herein), which are restricted for payment of certain construction payables.

d. Inventories

Inventories, which consist primarily of beverage and gift shop merchandise, are stated at the lower of cost, determined on a first-in, first-out basis, or market value.

e. Property and Equipment

Property and equipment are stated at cost. No depreciation has been charged to expense in the current year as the property had not yet opened to the public, and no assets had yet been placed in service.

f. Capitalized Interest

The Company capitalizes interest costs associated with debt incurred during the active construction and development phases of its facilities and other major projects. Interest costs capitalized to construction in progress for the year ended December 31, 1996 and 1995 were $13,951,000 and $759,000, respectively.

g. Pre-opening Expenses

Pre-opening expenses include direct incremental project salaries and other pre-opening expenses incurred during the pre-opening phase of the project. All pre-opening costs directly related to gaming and hotel operations are capitalized as incurred and charged to expense in the period the project is ready for its intended use. All pre-opening costs were expensed in the period ending December 31, 1996, as the property was ready for use as of December 25, 1996.

h. Income Taxes

The Company is not subject to income taxes, therefore no provision for income taxes has been made as the members include their respective shares of the Company's income or loss in their income tax returns.

I. Valuation of Land

The land contributed by MGM has been included in property and equipment at a value of $41,200,000 (see Note 1). This amount exceeds MGM's original cost basis and represents the valuation which has been agreed upon by the members.

j. Fair Value of Financial Instruments

The fair value of the Company's financial instruments approximates their recorded value at December 31, 1996 and 1995.

k. Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

3. Other Assets

Other assets at December 31, 1996 and 1995 consist of the following:

                                                  1996        1995
                                               _______    ________
                                                   (in thousands)

Deferred financing fees                       $  2,994    $  2,675
Intangible asset                                 1,319       1,200
Organization costs                                 461         -
Chips and tokens                                   513         -
                                              ________    ________
   Subtotal                                      5,287       3,875
Less: amortization                                (537)       (195)
                                              ________    ________
Other assets, net                             $  4,750    $  3,680
                                              ========    ========

Deferred financing fees and costs related to obtaining the Company's long-term debt facility were capitalized, and are being amortized to interest expense on a straight-line basis over the period of the loan. In accordance with the Company's capitalization of interest costs during the development phase, the amortized portion of these fees was included in capitalized interest.

Intangible asset represents certain rights related to the "New York Theme," contributed by Primadonna, in accordance with the Agreement. Upon opening the Hotel-Casino, this amount will be amortized over the life of the Agreement (30 years).

Organization costs consist primarily of professional and legal fees incurred to establish the Company, and obtain requisite Gaming Licenses. Upon opening the Hotel-Casino, these costs will be amortized over 5 years.

Chips and tokens consist of the cost of purchasing the gaming chips and tokens used in the Hotel-Casino. Upon opening the Hotel-Casino, these costs will be amortized over 3 years.

4. Long-Term Debt

Long-term debt consists of the following:

                                                    December 31,
                                                  1996        1995
                                              ________    ________
                                                   (in thousands)
Amount due under Bank Credit Facility at
floating interest rates based on Libor
plus between .75% to 2.00% depending on the
Guarantor Funded Debt Ratio as defined.
Interest on the Bank Credit Facility ranged
from 6.25% to 8.75% during 1996, maturing
March 31, 2002.                               $285,000    $ 59,001

Less-current portion of long-term debt             -          -
                                              ________    ________
Total long-term debt                          $285,000    $ 59,001
                                              ========    ========

On September 15, 1995, the Company entered into a secured limited recourse financing agreement for a $225,000,000 Construction/Revolving Loan (the "Bank Credit Facility") with a consortium of banks, led by Bank of America. On September 26, 1996, the Bank Credit Facility was amended to increase the Commitment to $285,000,000. The Bank Credit Facility was a non-revolving construction line of credit, which converted to a 5 year reducing revolver upon the commencement of operations of New York New York on January 3, 1997. Interest on the Bank Credit Facility is variable based on a formula defined in the Bank Credit Facility agreement. An initial payment of $20,000,000 is due on the Initial Reduction Date (as defined, which is March 31, 1998). Thereafter, quarterly installments are due of $9,375,000 for the next four quarters; $11,250,000 for the next eight quarters; $12,500,000 for the next three quarters; and the balance maturing four years after the Initial Reduction Date. Additional principal payments are due one year after operations commence based on 50% of Available Cash Flow (as defined).

The Company incurred commitment fees on a quarterly basis on the unused portion of the Bank Credit Facility (as defined) at .5%. Commitment fees incurred during the years ended December 31, 1996 and 1995 were $284,000 and $228,000, respectively; these amounts are included in capitalized interest. Substantially all property and equipment of the Hotel-Casino is pledged as collateral under the Bank Credit Facility.

The Bank Credit Facility contains various restrictive covenants including the maintenance of certain financial ratios and limitations of additional debt, distributions, disposition of property, mergers and similar transactions. Compliance with these covenants is not required until the Hotel-Casino commences operations.

As a condition to the Bank Credit facility, MGM and Primadonna (collectively, the "Guarantors") guaranteed completion of the Hotel-Casino and, in addition, entered into a "Keep Well" agreement whereby, if the Company fails to be in compliance with any of the financial ratio covenants (as defined), the Guarantors shall contribute Acceptable Cash Equity (as defined) to the Company.

The Bank Credit Facility allows for the issuance of letters of credit of up to $20,000,000 and the issuance of swing line loans of up to $10,000,000. As of December 31, 1996, the Company has not issued any letters of credit nor received advances on the swing line loans.

Interest payable at December 31, 1996 and 1995 was approximately $2,158,000 and $175,000 respectively, and is included in other accrued liabilities in the accompanying balance sheets.

Scheduled maturities of long-term debt are as follows as of December 31, 1996:

                                                   (in thousands)
1997                                                 $    -
1998                                                   48,125
1999                                                   43,125
2000                                                   45,000
2001                                                   48,750
Thereafter                                            100,000
                                                     ________
                                                     $285,000
                                                     ========

5. Capital Lease

In December, 1996, the Company entered into a five-year master equipment lease agreement to purchase various powered supply carts with a fair market value of $1,001,000 at an interest rate of 7.46%. The future minimum lease payments by year under the lease, together with the present value of the minimum lease payments, consisted of the following at December 31, (in thousands):

1997                                                 $   240
1998                                                     240
199                                                      240
2000                                                     240
2001                                                     241
                                                     _______
Minimum lease payments                                 1,201
Less: amounts representing interest                      200
                                                     _______
Present value of minimum lease payments               $1,001
                                                     =======

6. Abandonment Loss

The Company incurred costs related to the construction of flyover ramps to divert traffic from the heavily traveled intersection in front of the Hotel-Casino. Based upon the results of the traffic studies subsequently performed, management changed their intentions and abandoned construction of these flyovers; therefore $642,000 of abandonment loss, the cumulative costs incurred to date, was charged to expense as of December 31, 1995.

7. Related Party Transactions

During the year ended December 31, 1996 and 1995, the Company engaged in certain transactions with MGM and Primadonna. In 1995 MGM and Primadonna, each, contributed $5,000,000, respectively to the Company, which amounts were advanced to, and subsequently repaid by the Company, during the year ended December 31, 1995. In addition, the Company has reimbursed expenses related to construction and pre-opening expenses paid for by MGM and Primadonna. These reimbursed expenses approximated $96,000 and $1,544,000 for 1996 and $414,000 and $2,279,000 for 1995, for MGM and Primadonna, respectively. Included in these amounts is interest paid of $0 and $4,000 to MGM and Primadonna, respectively for 1996, and $44,000 and $40,000 to MGM and Primadonna, respectively for 1995.

The Company leased approximately 5,800 square feet of office space from MGM. The annual lease expense was approximately $55,500 for the years ended December 31, 1996 and 1995.

8. Commitments and Contingencies

Litigation

The Company is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material effect on the financial position or the results of operations of the Company.

The Company has been named as a defendant in a trademark infringement and unfair competition action. The action alleges that the plaintiff owns the trademark rights for a stylized design mark featuring an apple surrounded by the words, "New York New York" for restaurant services. Prior to filing the complaint the plaintiff offered to sell the trademark to the Company for at least one million dollars; the Company declined such purchase. The litigation is currently in the early stages of development, and, in the opinion of management, the ultimate outcome of this matter is not presently known. The Company has retained outside counsel who have indicated that there is very little likelihood of a damage award being rendered against the Company, even if the Court concluded that the trademark infringement had occurred. However, the Company could be required to either obtain a trademark license, or negotiate a purchase from the plaintiff.

9. Subsequent Events

The Hotel-Casino opened to the public on January 3, 1997.

On January 15, 1997, the Company signed a letter of intent to purchase improved real property located at 3782 Las Vegas Boulevard South, from LaQuinta Inns, Inc. The purchase price is expected to be $13,500,000, and the transaction is contemplated to close on or before March 14, 1997.

On January 21, 1997, the Company entered into a $20,000,000 Master Security Agreement for equipment financing with a financial institution (the "Note"). The Note is payable in 58 monthly installments of $254,000 and one final installment of $5,000,000. The Note contains a Contract Rate of interest equal to the sum of 1) one and 88/100 percent (1.88%) per annum, plus 2) a variable per annum interest rate which shall be equal to the one month LIBOR rate. The Company has the option to convert to a fixed rate, based on the Treasury Rate, for the remaining length of time on the Note, plus one and 88/100 percent (1.88%) per annum.